UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

Commission File Number 000-52684

Progressive Care, Inc.

(Exact name of registrant as specified in its charter)

901 N Miami Beach Blvd, Ste 1-2

North Miami Beach, Florida 33162

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 185

Pursuant to the requirements of the Securities Exchange Act of 1934 Progressive Care, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2015	PROGRESSIVE CARE, INC.
	By:	/s/ Alan Jay Weisberg
Name: Alan Jay Weisberg
Title: Chief Executive Officer